Exhibit 99.3

June 5, 2015

TO: British Columbia Securities Commission VIA SEDAR

 Alberta Securities Commission

 TSX Venture Exchange

Dear Sirs/Mesdames:

Re: VANC Pharmaceuticals Inc. (the “Company”) – Re-filed Management’s Discussion and Analysis

The Company has re-filed its March 31, 2015, MD&A to amend the disclosure under Section 1.02 Overall Performance to include the statement:

The Company is no longer maintaining patents for the T3/6 product except in Canada and China.  The Company is not proceeding with a Joint Venture Agreement in China for the marketing of this product.

Yours truly,

VANC PHARMACEUTICALS INC.

Signed:  “Aman Parmar”

Aman Parmar

Director and Chief Financial Officer